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                     December 2, 2022

       Marek Bakun
       Executive Vice President and Chief Financial Officer
       The St. Joe Company
       130 Richard Jackson Boulevard , Suite 200
       Panama City Beach , FL 32407

                                                        Re: The St. Joe Company
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-10466

       Dear Marek Bakun:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction